Shareholder Alert

Please vote against 4
Ratification of Special Meeting Provisions
The gamesmanship proposal

This is the gamesmanship proposal that prevented shareholders from voting on a 2018 shareholder proposal to lower the stock ownership threshold for shareholders to call a special meeting. If the shareholder proposal had appeared on the 2018 eBay ballot eBay management could have even opposed it with 3-times as many words. Hardly a level playing field but at least shareholders could read both sides of the issue. With the eBay gamesmanship proposal shareholders can only read management's one-sided opinion.

If shareholders vote for this proposal there is a risk that shareholders will never again be able to vote on a shareholder proposal to lower the stock ownership threshold to call a special shareholder meeting. eBay will potentially be able to checkmate any such future proposals by simply recycling its 2018 gamesmanship proposal.

Plus any shareholder vote for this gamesmanship proposal has less value because eBay has already spent shareholder money on 2 extra-cost solicitation to prop up its ratification proposal. These extra-cost solicitations, at shareholder expense, could be a sign that eBay is struggling to get votes for its gamesmanship proposal. Plus the value of the final vote will be depreciated because shareholders will not have the benefit of reading both sides of this important issue.

Please vote against 4
Ratification of Special Meeting Provisions
The gamesmanship proposal
John Chevedden
eBay shareholder since 2010

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote against Item 4. Ratification of Special Meeting Provisions (the Gamesmanship Proposal) following the instructions provided in the management proxy mailing.